FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update — SEPTEMBER 23, 2005

A Fine Farewell

More than 2,500 people attended the AWA Commemoration/Farewell event at CHQ on Tuesday, Sept. 20. Guests enjoyed speeches by CEO Doug Parker and AWA founder Ed Beauvais, games, refreshments and much more. More details and photos can be found on awaCompass.com (CELEBRATIONS>>Events).



America West Airlines

New Combined Airline Pass Policy! See page 4 for details...

TABLE OF CONTENTS

Gaining Altitude . . . . Page 2

Pardon Our Dust . . . . Page 3

New Pass Policy. . . . . . Pages 4-8

Recent FAQs. . . . . Page 9

Football Predictions . . . . . Page 10

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

September 23, 2005 — An America West Employee Publication — Plane Deal Issue Nineteen

P L A N E D E A L

The 10-day waiting period (mandated by the bankruptcy court) has been anything but quiet, and the clock continues to ticks closer to September 27. Progress continues among the decision and policy makers, as America West and US Airways prepare to merge in a matter of days. Following are quick descriptions of progress in a number of areas, including leadership announcements in customer service, operations, and labor relations/human resources.


Gaining Altitude
(Decisions for the new co.)
US AIRWAYS

Company Store

- The company store has begun ordering US Airways merchandise to go on sale after the merger's close. A limited supply of items will be available in the store on Tuesday, with many more to follow in October.

Culture

- Plans were announced for Day 1 celebrations, including a ticket counter decorating contest (with "extreme makeovers" as prizes), barbecues at the hubs, and delivery of Heritage pins. Go to Compass for details.

Customer Service

- The new US Airways Customer Service Division, consisting of InFlight and Airport Customer Service, has announced director-level leaders, under the guidance of Anthony Mulé, Senior Vice President, Customer Service. Visit Compass for a complete list leaders and the station reporting structure.
- The station integrations have begun, with BWI and LAS being among the first cities to hang combined signage. Next in line are:
  - ◊ San Jose, CR on Sept. 27
  - ◊ PIT and PHL on Sept. 28
  - ◊ CUN and MEX on Oct. 4
  - ◊ FLL, MCI, MCO, PHX, STL, and TPA on Oct. 5
- Temporary signage has arrived in every city, readying passengers for our merger, which creates (as the banner says) "The world's largest low-fare airline."
- The customer service group hosted a division meeting in Charlotte, gathering with the US Airways team.

Finance

- LCC, the new company's stock, will trade on the New York Stock Exchange (NYSE) for the first time on Tuesday, Sept. 27. Doug Parker is scheduled to be in New York to ring the opening bell.
- A plan is in place for the third quarter and beyond financial reporting. Since Sept. 27 – our first day as a combined airline – falls four days short of the quarter's end, the finance team is planning to report financials as separate companies and as a combined company for the "stub period," which covers the four days of overlap.

Labor Relations and Human Resources

- Also naming director-level employees this week is the labor relations and human resources group, led by Al Hemenway. Al said, "We are delighted to have such a strong team of managing directors and directors. These new assignments will become effective upon consummation of the merger agreement, and the organizational selection process will continue and cascade to the remaining levels." See the labor/HR team on Compass.

Marketing

- Elite members received an e-mail containing details of the combined frequent flyer program, which will be Dividend Miles.
- The Day 1 inflight video is complete and ready to play following the merger's completion. For those of you on the ground, it will be streamed on Compass.

Operations Control and Planning

- The Operations Control and Planning organization has named several directors and managing directors. The employees are listed on awaCompass, in the merger section, under Leadership

Reservations

- Training is well underway, and some is completed, including city codes, policy changes, and more.
- Additional training will continue through early October, including routing, transfers, procedures, baggage, Flifo, employee listings, and waivers.
- On day 1 common prompts will be in place for customers, whether they call US Airways or America West, meaning callers will be routed appropriately.

Below: New signage at LAS (left) and BWI


US AIRWAYS



PLANE DEAL 2

PLANE DEAL



Removal of the AWA sign from headquarters took only minutes this week and, following some electrical and structural work, the US Airways sign began to appear. The installation will occur over the weekend and an official unveiling will take place next week (details to be determined).

Day 1: Pardon our Dust
What are the Passengers Wondering?


PARDON
our dust
We're building a winning airline together

Last week, amidst the flurry of merger activity, we stopped and asked ourselves, "What are customers going to wonder on Day 1?" Luckily, the marketing team, technologies group, and customer service employees have already been hard at work anticipating their questions. Following are answers to their preliminary questions, which were seen in a variety of publications this week, including USA Today and several hub papers.

Q. Where and how do I book my reservations after the merger?
A. Continue to book with the airline you typically dealt with before the merger. www.americawest.com and www.usairways.com will operate separately in the short term, as will the two airlines' reservations systems.

Q. Where do I check in after the merger?
A. Your ticket will indicate which airline operates your flight – check in with that airline if you are flying from an airport served by both America West and US Airways (there were only 38 when we announced the merger). Airport signage will be in place to direct you as well.

Q. How do I change existing reservations?
A. For e-tickets, you can make changes online at the airline from which you bought the tickets. Or, call reservations at the airline listed as the operating carrier on your ticket.

Q. What will happen to my frequent flyer miles?
A. Miles from both programs earned both before and after the merger will be honored. Customers with a membership in both programs will have unused miles automatically combined next year under the new Dividend Miles program.

Q. Where can I earn and burn miles?
A. Members will be able to accrue and redeem miles under either program. To redeem miles, Dividend Miles members must do so through US Airways, FlightFund members through America West.

Q. Will destinations on America West be available for Dividend Miles awards and vice-versa?
A. Yes – members will be able redeem mileage across either network beginning in October, and all frequent flyer features will be consolidated under one program early next year.

Q. Can I still check in online?
A. In the short term, check in online with the same airline from which you purchased your ticket. When code-sharing begins (Oct. 5) between the two airlines, you may be redirected. Since you may check in online up to 24 hours in advance of your flight, please allow some extra time in case you are redirected.

Q. Can I still check in with self-serve kiosks?
A. Yes, using kiosks matching the airline from which you purchased your tickets.

Day 2 and Beyond: As the Dust Settles…
These won't be the last of the Qs to cross passengers' minds, so the media team continues to work with marketing and the media to pose a new round of questions, digging into details of the frequent flyer program, codeshare, and more. In addition, an entire "sitelet," also known as a mini-Web site, is in the works, ready to address the questions of millions of passengers during the transition. The site will be accessible through usairways.com and americawest.com, and can be accessed directly at www.usairwaysinfo.com.

PLANE DEAL 3

P L A N E D E A L

New Pass Policy

GENERAL HIGHLIGHTS INCLUDE:
The new policy will be effective in early 2006, with an interim travel agreement in the meantime. Although we currently don't have a firm date for the '06 kick-off, we'll continually communicate progress with employees and plan to announce a solid date in the weeks to come.

Effective on Oct. 5, AWA and US will have an interim reciprocal travel agreement and a combined company dress code.

- Active employees, spouses or domestic partners and dependent children fly for free on both carriers, using ID100 passes. Boarding will be after each respective carrier's employees, but before OAL employees.
- America West's dress code will be the new company's dress code.
- Travelers can enjoy a far expanded route network, stretching to all corners of North America, plus the Caribbean, Europe, and Hawaii.

Effective in early 2006, the entire policy will be in place.

- An active employee will have the option to designate a "registered guest" for unlimited leisure travel, if the employee does not have a spouse or domestic partner.
- Also, for a year or so, we are going to allow employees of both airlines the opportunity to "try on the other airline's boarding priority for size." This means that the method of non-rev boarding will be based on which airline you're flying.
  - If you're flying AWA or AWA Express aircraft, you'll board according to check-in time.
  - If you're flying US Airways or US Airways Express aircraft, you'll board by seniority.
- US Companion Passes and AWA Flexi Passes become "Guest Passes," effective in early '06. Eight round trip passes are distributed annually and priced based on mileage.
- Retirees continue to receive generous benefits.
- "Vacation passes" allow all active employees to travel twice per year at the highest SA boarding priority. Retirees receive one pass per year.
- Automation for all employees is coming in the first quarter 2006. This means both US and AW employees will be able to do the following via the employee web site:
  - Check flight loads
  - List for flights
  - Check-in for flights

Today, the combined America West and US Airways announced to employees and their family members the combined airline's pass policy. Highlights, stated above, include features of both former programs, and introduce an "innovative" method for determining non-rev boarding priority: status quo.

The vast majority of the new policy will be effective in early 2006, to allow time for automation; however an interim reciprocal travel agreement has been put into place, effective Oct. 5, 2005. The dress code is also effective immediately. Come early '06, the entire policy will be effective, including provisions for boarding priorities, registered guests, free travel, and guest passes.
Following are summaries of some of the highlights; however this is not the comprehensive policy. Everyone's situation is unique, and this report only scratches the surface. A more comprehensive policy is available at www.awaCompass.com.

Boarding Priorities (Effective in phases; Oct. 5 and early 2006)

Without a doubt, the most important aspect of the pass policy centers on how non-revs are boarded. Seniority or first come/first serve. Many employees have sent legitimate concerns about this topic since the merger was announced. On the US side, concerns center on using something different than seniority boarding and concerns on the AWA side are also about changing from a first come/first serve process. Both have legitimate points, and quite frankly, there isn't a solution that is a win-win for everyone. Some may claim that a first come/first serve is the most fair way since it puts everyone on a level playing field; others make the point that they've worked hard for many years and seniority boarding is the last thing they have left. Both of those are true sentiments, and the one thing we can all agree on is that this one is not decision to be taken lightly.

Because it is easy to criticize the unknown (who really likes change?), it is appropriate that everyone have the opportunity to try the other's system out for a period of time. Employees may think they will hate seniority boarding, but until they actually try it out, they won't know for sure. Likewise, US Airways employees may think first come/first serve sounds awful, but they deserve the chance to try that out too. It's kind of like insisting you hate broccoli without ever having tried it (ok, we actually don't like broccoli unless it has a big glob of cheese sauce on it, but that's besides the point).

Q. Why are AWA employees getting fewer Flexi Passes? That seems like a takeaway.
A. Flexi Passes are being replaced with Guest Passes, which come with simplified pricing, meaning they're easier and less expensive to use. So, true, employees may have fewer, but we anticipate that employees will find more value in them.

PLANE DEAL 4

PLANE DEAL

Pass Policy ...continued from page 4

Boarding Priorities Feedback

Throughout the year, we'll want to hear feedback from employees, and that feedback will be rolled up to the Steering Committee as well as reported back to employees through our internal communication channels. Let us know about your non-rev boarding experiences, what you like, what you don't like, etc. by writing to us at:

Row23middle@usairways.com

Don't expect a personal response every time to e-mails sent to this address, but know that your opinions are being read and noted. We know there will be massive feedback (keep it family friendly too) and the purpose of that feedback is to give leadership a better idea of which policy should be adopted long-term. The boarding priority try on program will work like this:

Boarding Priorities Phase 1

Starting Oct. 5 through early 2006, active employees and certain family members can travel for free on each other's airlines (AWA on US Airways or vice versa). Travel will be arranged through each respective company's ticketing locations/methods and will be at an ID100 rate (meaning free), with the following priorities:

- AWA employees on US Airways: S5HP
- US Airways employees on AWA: SA3C
- Don't get hung up on a 5 or a 3 in the boarding priorities; although different in number, these are equivalent rankings based on how the airlines board. Both of these enable boarding after active employees and retirees, but before OAL employees.

Travel for parents and retirees will be at a service charge rate of $15 per direction plus segment and security fees and any applicable taxes systemwide, excluding Europe and Hawaii (which will be $40 per direction plus segment and security fees and international taxes).

As of Oct. 5, boarding priorities remain status quo on each employee's "original" airline, meaning an AWA employee continues to board on AWA according to check-in time and a US Airways employee boards US Airways according to seniority.

Boarding Priorities Phase 2

Effective in early 2006, boarding priority will be based on which airline you're flying. If you're flying AWA, you'll board according to check-in time. If you're flying US Airways, you'll board by seniority. This strategy will allow every employee to test out both systems and, at the end of 2006, a more permanent solution may be put into place.

Boarding Priority Summary

- Starting with the effective date in early 2006, the approach of boarding differently by airline will be a "try-out."
- Employee feedback regarding their boarding priority preferences is welcome at row23middle@usairways.com.
- Throughout the year, employee feedback will be collected and will help in determining a final boarding policy for the combined airline.
- Automation is on its way, meaning checking loads, listing and online check-in will be available to all employees in the first quarter 2006 via the employee web site, http://thehub.usairways.com.

Boarding Priority Recap

Former US Airways
Boarded by seniority. Unaccompanied eligible family members travel at the employee's seniority.

Former America West
Boarded by check-in time. Pass travelers are boarded on a first-come, first-served basis within their boarding priority. Maximum check-in time is four hours before flight and may be accomplished online.

New US Airways
Effective Oct. 5: AWA employee continues to board on AWA according to check-in time and a US Airways employee boards US Airways according to seniority. Travel on each other's airlines will be facilitated through ID100 passes.Effective in early 2006: ID 100 passes are no longer needed. On US Airways flights, the new company will maintain seniority boarding for employees and eligible family. On HP aircraft, travelers will maintain check-in time for both US and HP employees and eligible family.

PLANE DEAL 5

P L A N E D E A L

Pass Policy ...continued from page 5

Dress Code (Effective Oct. 5)

The combined company's dress code will go into effect immediately. After all, is it ever too early to be comfortable?! The new policy reflects America West's former policy, which allows casual wear in Coach and business casual in First Class.

Dress Code Recap

Former US Airways
Coach: For men, business dress, including slacks, or clean jeans with a collared dress/leisure shirt. For women, dresses, suits, capri pants, slacks or neat, clean jeans with blouse or sweater. First Class: For men, a collared shirt or sweater with coordinated dress slacks are required. Women wear dresses, suits, dress skirts, dress capri pants or dress slacks with coordinated blouse or sweater. Dress shoes are required.

Former America West
Coach: Shorts, jeans, t-shirts and sneakers are permitted in good taste.

First Class: Business casual, such as golf shirts, khakis, black denim, open-toed dress sandals.

New US Airways
Coach: Shorts, jeans, t-shirts and sneakers are permitted in good taste.First Class: Business casual, such as golf shirts, khakis, black denim, open-toed dress sandals.

Registered Guests (Effective in early 2006)

For the first time at America West – and inline with US Airways' current policy – unmarried active employees and those without domestic partners will be able to select one "registered guest" who will travel unlimited for free (but have imputed payroll tax impact to the employee).

Registered guests join spouses, parents, dependent children, non-dependent children (to age 35) and parent-in-law (if parents are deceased) as eligible members who have unlimited travel privileges with US Airways.

Registered Guests Recap

Former US Airways
Eligible unlimited travelers include spouse, domestic partner, child, parent (mother, father, step parents or adoptive parents), registered guest.

Former America West
Eligible unlimited travelers include spouse, partner, dependent or non-dependent children, parents (biological or adoptive or step), parents-in-law if parents deceased.

New US Airways
Eligible unlimited travelers include spouse, domestic partner, dependent children to age 19 unless full-time student to age 25, non-dependent children to age 35, parents, parents-in-law if parents are deceased, registered guest who is at least 18 years of age.

Free Travel (Effective in early 2006)

Travel for active employees, spouses, and dependent children will continue to be free on both airlines. Registered guests and domestic partners will also travel for free, but have imputed payroll tax impact to the employee. Parents will pay $15 per direction plus segment/security fees system wide excluding Europe and Hawaii (which is $40 per direction plus segment/security fees and international taxes). Non-dependent children and parents-in-law pay guest pass rate under a new mileage-based system (see "Guest Pass" explanation below for mileage computations).

Free Travel Recap

Former US Airways
Free travel for active employees of US Airways and US Airways Express and for eligible family members, paying taxes on only international travel.

Former America West
Active employees of AWA and spouse and dependent children fly for free. Parents pay $15 per direction plus segment and security fees. Non-dependent children and parents-in-law pay fair market value. Partners are free with imputed tax.

New US Airways
Free travel for employees, spouse and dependent children. Parents pay $15 per direction plus segment/security fees system wide excluding Europe and Hawaii (which is $40 per direction plus segment/security fees and international taxes). Non-dependent children and parents-in-law pay guest pass rate under new mileage-based system. Domestic partners and registered guests travel free but have imputed payroll tax impact to the employee.

PLANE DEAL 6

PLANE DEAL

Pass Policy ...continued from page 6

Guest Passes (Effective in early 2006)

US Airways' former Companion Passes and AWA's Flexi Passes will now become "Guest Passes." Each active employee will receive eight round trip passes annually. Prices will be based on mileage, as spelled out below.

Guest Passes Recap

Former US Airways

Employees are eligible to purchase up to eight round-trip, 90 percent reduced rate space available companion passes per year. ID90 reduction applies to the highest unrestricted coach class (Y) fare.

Former America West

Employees are eligible to earn from 24-40 "Flexi-pass" coupons per year based on part or full-time status and attendance. In turn, these coupons can be used in a variety of ways, ranging from guest passes to upgrades to pet transportation.

New US Airways

Eight Guest Passes per year/per employee are distributed electronically.

Prices are based on mileage:
$25o/w 0-500 miles
$30o/w 501-1000 miles
$40o/w 1001+ miles
$100o/w Europe and Hawaii

Segment and security fees and international taxes apply over and above the prices listed above.

Retiree Travel (Effective in early 2006)

Retirees at the combined airline will merge the two former policies into one that uses AWA's age requirement, with US Airways' family eligibility guidelines – a win/win, when you compare the two policies.

Retiree Travel Recap

Former US Airways

Eligible at 55 years of age and 10 years service. Retirees with 25 years service and spouse/partner receive free pass travel. Other family members eligible for service pay a fee. Retirees travel at S3 priority.

Retirees with less than 25 years service, and their spouse or partner, are eligible for service charge travel of $20 OW/$40 RT domestic and $40 OW/$80 RT international. They receive four companion passes per year.

Former America West

Eligible at 50 years of age and 10 years service.

America West retiree, spouse and dependent children are eligible for unlimited travel free on AWA.

Priority is SA3P – one level below active employees. Parents, non-dependent children and formerly eligible parents-in-law are no longer eligible once employee retires. They receive six Flexi Pass coupons per year.

New US Airways

Eligible at 50 years of age and 10 years service.

Retirees with 25 years service and spouse/partner receive free pass travel. Other family members eligible for service pay a fee.

Retirees with less than 25 years service, and their spouse or partner, are eligible for service charge travel of $15 OW domestic and $40 OW to Hawaii and Europe.

Eligibility includes parents and non-dependent children up to age 35.

Receive four guest passes and one SA1 priority option electronically per year in travel profile (allowing one round trip at highest space available priority for employee and any accompanying eligible family members).

Q. Are old Flexi Passes useless?
A. The benefits folks are determining the plan for old Flexi Passes, which will likely include a trade-in program. However, at this point, they're still working out the details and we'll communicate progress with employees. In the meantime, continue to use the passes and don't throw them away. We'll announce the plan soon.

PLANE DEAL 7

PLANE DEAL

Pass Policy ...continued from page 7

Additional Information: Critical to Understanding the Policy

The new policy addresses the items above as well as dozens of other topics, such as retiree travel, cabin pets, upgrades, and baggage claim. In addition, it details critical eligibility requirements, codes of conduct, and more. Before you go any further with registering or collecting documentation, read through the policy, posted on the employee travel section of www.awaCompass.com (for America West employees) and at http://thehub.usairways.com (for US Airways employees). Find details on the following topics and more:

- Leave of absence travel
- Furlough travel
- Emergency travel
- Retirees travel
- Intern travel
- Travel by surviving spouse or domestic partner
- Temporary employee travel
- Positive space leisure travel for employees
- Post-termination travel
- Travel upgrades
- Travel identification requirements
- Children in First Class
- Personal cargo shipments
- Cabin and cargo pets
- Excess and oversized baggage, sporting equipment
- Human remains shipments
- Dependent children qualifications
- New Hire pass travel eligibility
- OAL reduced rate ticketing
- Pass Bureau activities outside realm of employee travel
- Baggage claim policy
- SA1 Vacation Passes

Look for more details and a firm date to come as the "early 2006" phase is assigned a solid date. (We know – you want to make your travel plans!)

Feedback is welcome throughout the transition process, as well as through 2006, as we "try out" each other's boarding priority methods. Feedback will be accepted via e-mail at row23middle@usairways.com.

Q. Why is the policy coming in phases?
A. Merging the two policies requires a tremendous amount of technical work behind-the-scenes. Imagine, not only do all employees, dependents, etc. have to be compiled into one system, but the technologies group is also working to make online PBTs, listing, and check-in possible for all employees.

Still, we know employees are anxious to try out the new route system, so an Oct. 5 interim plan has been put into place, which includes free travel (ID100) on each other's airlines.

Q. Who really wins out here, US Airways employees or America West employees?
A. Honestly (and we're not just being cheerleaders), it's an advantageous policy for employees coming from both airlines. The new policy introduces innovations like a registered partner option (new to AWA) and "vacation passes," which are new to US. In addition, both will enjoy reasonably-priced "guest passes" and the retiree policy reflects AWA's generous age allowance, along with US' leeway for family eligibility. As for boarding priority, the "try it out" period will allow employees to test each airline's method – first come/first serve on AWA and seniority on US – for about a year's time. See the entire communication for clarification. Bottom line – and to quote Doug Parker – this is the best travel policy in the industry.

Visit www.awaCompass.com for more Pass Policy Q&As. TRAVEL CENTER>>Combined Pass Policy

PLANE DEAL 8

PLANE DEAL

FAQs From YOU

The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:

Q: I received my benefits enrollment information in the mail. Why are we getting AWA-specific information? Does this mean that the new company will use AWA's plan?
A: It's true that the AWA 2006 Annual Enrollment Guide packets have been arriving in homes throughout the past two weeks. What this means is that we're progressing with benefits as a stand-alone company, since combined company benefits have not yet been determined. Likewise, US Airways employees will receive their enrollment info from their benefits team in the October time frame.

For 2006, plan on completing benefits information as you have in the past. Any updates to benefits for the merged company will be communicated company-wide; however, those decisions will take some time, meaning open enrollment will proceed and benefits will remain status quo for now.

Look for more details (such as when and how to enroll) in the packet itself, and we'll continue to update employees on any new benefits information.

Q: Will the Chapter 11 filing of Delta and Northwest affect us in any positive or negative way?
A: Delta and Northwest's bankruptcy filings shouldn't impact the industry very much in the short-term unless they reduce significant capacity (which would be a positive thing and which they've already started to do).

In terms of what they'll be able to do while in bankruptcy, it's likely that we'll see them go through something similar to what we (we're saying "we" since in a matter of days, it will likely be "us"!) went through during the last two bankruptcies at US Airways. In other words, it probably won't be pretty. In the meantime, we'll stay focused on our own challenges, most notably our merger. It isn't out of the question that these bankruptcies could prompt more consolidation and that makes our situation all the more compelling. Our competition is looking to catch up to us in terms of lowering their costs. If you look in the rearview mirror, you can almost see them coming over the horizon!

Q: I clicked on LCC on my Ameritrade account. It brought up some copper company on the AMEX. What's that all about?
A: Stock in the new company will be traded on the New York Stock Exchange. The copper company you're referring to is traded on the American Stock Exchange (AMEX). Shareholders and investors know to look for our airline on the NYSE (America West was traded on the NYSE) so we're not concerned about confusion from investors. As a side note, we anticipate LCC will start trading on day 1, which is next Tuesday, September 27.

Delta and Northwest's bankruptcy filings shouldn't impact the industry very much in the short-term unless they reduce significant capacity

Q: Does the company have any plans for a new US Airways Federal Credit Union?
A: There aren't any plans for a new US Airways Credit Union; however the current America West Credit Union will continue to serve employees of the new company pending any future decisions.

Q: When will we begin using the UW identifier instead of HP?
A: HP appears in multiple locations, so we'll answer this one in relation to the two most visible places: the aircraft "N" number and the flight numbers.

On the aircraft registration number, aircraft that were originally delivered to America West will always have an AW ending to its registration number. However, any new aircraft delivered to the new company will likely use a UW designator.

When it relates to flight numbers, booking information, etc., the HP will be around as long as the HP operating certificate exists, which may be two or three years from now. The HP moniker identifies the flight as an America West operated flight, which we'll continue to do under the AWA operating certificate.

Q: Are we really considering buying out Southwest's stake of ATA?
A: YES. Just kidding!!! Chalk this one up to a market rumor, and our stance is not to comment on market rumors. However, we can't resist adding that this sounds like some kind of crazy talk given we are about to embark on merger two large airlines! To be politically correct, however, we will give the standard "we don't comment on market rumors" statement and end our answer (stop rambling already)!



Jeff McClelland speaks to pilots at the Sept. 21 pilot lunch.



PLANE DEAL 9

P L A N E D E A L
GAME OF THE WEEK Following is legal language, which we’re required to print on each internal and
Each week, we’ll follow an NFL game starring America West and US Airways cities, external publication related to the merger. while getting to know a little bit about the stations.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Cleveland Browns (CLE) at Indianapolis Colts (IND) Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the 1:00 pm ET, Sun. on CBS ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact CLE – US Station of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract 28 employees and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including 12 daily flights (5 CLT, 7 PHL) significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter Predictions: 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to CLE 17 – IND 10, Dan Patterson, Customer Service Agents the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and CLE 21 – IND 14, Karen Pridgen, Customer Service Agents confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical CLE 21 – IND 7, Meg Nelson, Customer Service Agents to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of CLE 24 – IND 21, Bob Mitchell, Station Manager its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context CLE 26 – IND 21, Michelle Willis, Customer Service Supervisor of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking state-CLE — HP Station ment to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the 20 employees terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to 4 daily flights (3 PHX, 1 LAS) existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
Predictions: ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West IND 21 – CLE 14, Kelly Casper, Relief Supervisor have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a joint proxy state-IND 21 – CLE 13, Patty Bergen, Customer Service Agent ment/prospectus regarding the proposed transaction. WE URGE INVESTORS TO READ
THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED IND 35 – CLE 21, Michelle Delfre, Customer Service Agent MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy state-CLE 21 – IND 14, Chris Ondercjak, Customer Service Agent ment, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies CLE 27 – IND 17, Cindy Bucci, Relief Supervisor of America West’s SEC filings are also available on America West’s website at http://www. shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://inves-IND – HP Station tor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
35 employees This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, 2 daily flights (2 PHX) solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Predictions: America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s IND 28 – CLE 10, Brian Wynkoop, Fleet Services Agent stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual IND 42 – CLE 7, Steve Corbin, Ramp Lead Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of participants, and IND 35 – CLE 21, Marshall Chambers, Fleet Services Agent their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.
IND 28 – CLE 10, Laura Nelson, Customer Service Relief Supervisor PREDICTIONS IND 24 – CLE 13, James Grice, Customer Service Relief Supervisor
IND – US Station P L A N E D E A L We didn’t forget you, but we’ll revisit IND later in the season. SEPTEMBER 23, 2005 ISSUE NINETEEN
Plane Deal is a weekly publication created by LAST WEEK’S RECAP Cor porate Communications to keep employees informed during the merger process.
Minnesota Vikings (MSP) at Cincinnati Bengals (CVG)
E d i t o r : Peggy Sailer
Final Score: CVG 37 — MSP 8 Contact: (480) 693-3770
While none of the employee predictions we listed last week guessed the m e r g e r @ a m e r i c a w e s t . c o m exact score, CVG — US Express Station Manager Pam Powell had the closest prediction with CVG 27 — MSP 10.
PLANE DEAL
10

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US

Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.